December 17, 2014

Re:	Performant Financial Corporation
Form 10-K for the Year Ended December 31, 2013
Filed March 14, 2014
Form 10-Q for the Quarter Ended September 30, 2014
Filed November 10, 2014
File No. 001-35628

Ladies and Gentlemen:
In connection with the responses to comments set forth in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) dated December 5, 2014, relating to the above referenced filings by Performant Financial Corporation (the “Registrant” or the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Hakan Orvell

Hakan Orvell
Chief Financial Officer